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SECU[barcode]SION

13026298

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 27 2013
Washington, DC
124

SEC FILE NUMBER
8-48506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Douglas Scott Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3820 American Drive, Ste. 300
(No. and Street)

Plano	Texas	75075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Keltner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Douglas Scott Securities, Inc., as of October 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE WILLARD NOTARY PUBLIC STATE OF TEXAS EXPIRES 10-16-2016

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DOUGLAS SCOTT SECURITIES, INC.

Year Ended October 31, 2013

CF ACCOUNTANTS CONSULTANTS

DOUGLAS SCOTT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED OCTOBER 31, 2013

DOUGLAS SCOTT SECURITIES, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Sole Director
Douglas Scott Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc., as of October 31, 2013, and the related statement of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Douglas Scott Securities, Inc. as of October 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
December 23, 2013

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2013

ASSETS

Cash	$	35,361
Advances to employees		2,000
Other assets		4,807
Property and equipment, net of accumulated depreciation of $19,597		--
Total Assets	$	42,168

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	2,741
State income taxes payable		2,562
Total liabilities		5,303
Stockholder's equity:		
Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		20,890
Retained earnings		15,965
Total stockholder's equity		36,865
Total Liabilities and Stockholder's Equity	$	42,168

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Income

For the Year Ended October 31, 2013

Revenues:	
Concession income	$ 653,495
Reimbursement income	439,711
Other	389
Total revenue	1,093,595
Expenses:	
Salaries and compensation	894,938
Communications	23,186
Occupancy and equipment costs	78,607
Regulatory fees and expenses	49,132
Promotional costs	325
Other expenses	35,867
Total expenses	1,082,055
Net income before taxes	11,540
Provision for income taxes	2,562
Net Income	$ 8,978

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at October 31, 2012	$ 10	$ 20,890	$ 6,987	$ 27,887
Net income			8,978	8,978
Balances at October 31, 2013	$ 10	$ 20,890	$ 15,965	$ 36,865

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended October 31, 2013

Balance, October 31, 2012	$	--
Additions		--
Retirements		--
Balance, October 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Cash Flows

For the Year Ended October 31, 2013

Cash Flows from Operating Activities	
Net income	$ 8,978
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	859
Change in assets and liabilities:	
Deecrease in advances to employees	2,500
Deecrease in other assets	517
Increase in accrued expenses	2,145
Increase in state income taxes payable	2,562
Net cash provided by operating activities	17,561
Cash Flows from Investing Activities	
Purchase of equipment	(859)
Net cash used by investing activities	(859)
Cash Flows from Financing Activities	--
Net increase in cash	16,702
Beginning cash	18,659
Ending cash	$ 35,361

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). Substantially all the Company's concession income is generated through the sale of oil and gas and wind energy development programs for Hill Country Exploration, Inc. and Hill Country Wind Exploration, Inc., respectively ("Affiliates"). The Company's customers are located throughout the United States.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer. Related commission expense is recognized when related concession income is recognized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered of settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2013, the Company had net capital of approximately $30,058 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Income Taxes

The components of the provision (benefit) for income taxes are as follows:

Current:	
Federal	$ 1,496
State	2,562
Total Current	4,058
Deferred:	
Federal	(1,496)
State	--
Total Deferred	(1,496)
Net Current and Deferred Tax Expense	$ 2,562

Net operating losses that may be used to offset future federal taxable income expire as follows:

Year Expiring	
2029	$ 11,405
2031	18,845
2032	18,969
	$ 49,219

Significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$ 7,383
Less: valuation allowance	(7,383)
	$ --

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance decreased $2,416 during the year ended October 31, 2013. Income tax returns are generally subject to examination over the statues of limitations, generally three to four years from the date of filling.

Note 4 - Income Taxes, continued

The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 5 - Related Party Transactions

All concession income for the year ended October 31, 2013 was earned from sales of partnership interests in programs sponsored by the Company's Affiliates. The Company also has expense sharing agreements with these Affiliates whereby they provide office space and incur certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on its Affiliates. The Company's financial position and results of operations could be significantly different if the Company was independent of its Affiliates.

Note 6 - Defined Contribution Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees. The Company elected not to make profit sharing or matching contributions for the year ended October 31, 2013.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of

October 31, 2013

Schedule I

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2013

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 36,865
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		36,865
Deductions and/or charges		
Non-allowable assets:		
Advances to employees	2,000	
Other assets	4,807	(6,807)
Net capital before haircuts on securities positions		30,058
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 30,058

Aggregate Indebtedness

Items included in statement of financial condition	
Accrued Liabilites	$ 2,741
State income taxes payable	2,562
Total aggregate indebtedness	$ 5,303

Schedule I (continued)

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2013

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 354
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum required	$ 25,058
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 24,058
Ratio: Aggregate indebtedness to net capital	0.18 to 1

Reconciliation with Company's Computation

Net Capital per Company's FOCUS IIA Report	$ 32,620
State income taxes	(2,562)
Net Capital per Report Pursuant to Rule 17a-5(d)	$ 30,058

Schedule II

DOUGLAS SCOTT SECURITIES INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of Octoberr 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended October 31, 2013

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Douglas Scott Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Douglas Scott Securities, Inc. (the "Company"), as of and for the year ended October 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
December 23, 2013

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended October 31, 2013

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Sole Director
Douglas Scott Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form "SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended October 31, 2013, which were agreed to by Douglas Scott Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Douglas Scott Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Douglas Scott Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2013 with the amounts reported in Form SIPC-7 for the year ended October 31, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
December 23, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended OCTOBER 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-048506 FINRA OCTOBER
DOUGLAS SCOTT SECURITIES INC
3820 AMERICAN DRIVE, STE 300
PLANO, TX 75075

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ERIC KELTNER (972) 235-8468 X-200

2. A. General Assessment (item 2e from page 2) $ 0.97

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (670.52)

D. Assessment balance due or (overpayment) 0.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(669.55)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DOUGLAS SCOTT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23RD day of DECEMBER, 20 13.

EXECUTIVE VICE PRESIDENT, CFO, CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 11/01, 20 12
and ending 10/31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,093,595.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,093,595.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
DPP RELATED REVENUES & REIMBURSEMENT INCOME PER ENCLOSED PPMS.	1,093,206.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,093,206.00
2d. SIPC Net Operating Revenues	$ 389.00
2e. General Assessment @ .0025	$ 0.97
	(to page 1, line 2.A.)

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(Results as of 12/27/2013 03:45:03 PM)

Filings | Related Materials | Exhibits

Company: DOUGLAS SCOTT SECURITIES, INC.
Cmpy Status: Active
CIK: 0000949135

	▸	Form Type	File No	Filing Date ▾	Items/Exemps	Recv Date	Period	Rev	Interim Disp Date	Interim DC	Final Disp Date	Final DC
☐	▸	X-17A-5	008-48506	12/20/2012		12/20/2012	10/31/2012				12/20/2012	CX
☐	▸	BD/A	008-48506	07/27/2012		07/27/2012					07/27/2012	CX
☐	▸	X-17A-5	008-48506	12/29/2011		12/29/2011	10/31/2011				12/29/2011	CX
☐	▸	X-17A-5	008-48506	12/15/2010		12/15/2010	10/31/2010				12/15/2010	CX
☐	▸	X-17A-5	008-48506	12/29/2009		12/29/2009	10/31/2009				12/29/2009	CX
☐	▸	BD/A	008-48506	08/24/2009		08/24/2009					08/24/2009	CX
☐	▸	X-17A-5	008-48506	12/18/2008		12/18/2008	10/31/2008				12/18/2008	CX
☐	▸	BD/A	008-48506	09/17/2008		09/17/2008					09/17/2008	CX
☐	▸	BD/A	008-48506	02/05/2008		02/05/2008					02/05/2008	CX
☐	▸	BD/A	008-48506	02/01/2008		02/01/2008					02/01/2008	CX
☐	▸	X-17A-5	008-48506	12/21/2007		12/21/2007	10/31/2007				12/21/2007	CX